BROADCAST INTERNATIONAL, INC.
7050 South Union Park Center, Suite 600
Midvale, Utah 84047
(801) 562-2252

July 10, 2012

Sent via EDGAR

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Broadcast International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 25, 2012
File No. 333-180621

Dear Ms. Ransom:

Set forth below are the responses of Broadcast International, Inc., a Utah corporation (the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 6, 2012, with respect to the review of the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on June 25, 2012, File No. 333-180621 (“Amendment No. 1”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Cover Page

1.
Please provide a “subject to completion” date that is consistent with the date of your filing.  In this regard, we note that this amendment was filed on June 25, 2012, but your subject to completion date is April 9, 2012.

Response:

We have amended the subject to completion date to July 9, 2012.

2.
We note that your cover page discloses the closing price of your common stock as of April 2, 2012.  Please revise your cover page to disclose the closing price of your common stock as of the most recent practicable date.  See Instructions 2 to Item 501(b)(3) of Regulation S-K.

Ms. Mara L. Ranson
Assistant Director
Securities and Exchange Commission
July 10, 2012

Response:

We have updated the date of the closing price of our common stock to July 6, 2012, the most recent practicable date.

Principal and Selling Shareholders, page 47

3.
We note your response to comment 3 of our June 13, 2012 letter.  Please revise the respective footnotes to your principal and selling shareholder table to clarify that the shares were granted to the individuals’ employer as underwriting compensation, and the employer in turn granted the shares to the individuals as compensation.

Response:

We have revised the respective footnotes to clarify that the shares were granted to the individuals’ employer as underwriting compensation, and the employer in turn granted the shares to the individuals as compensation.

4.	Please revise your principal and selling shareholder table to include addresses for the beneficial owners of more than five percent of your common stock. See Item 403(a) of Regulation S-K.

Response:

We have revised the principal and selling shareholder table to include addresses for the beneficial owners of more than 5% of common stock.

Please direct any questions that you may have with respect to the foregoing to Gregory Lindley at Holland & Hart LLP who may be reached at (801) 799-5829.

Very truly yours,

/s/ James E. Solomon

James E. Solomon
Chief Financial Officer

Enclosures

cc:	Reed L. Benson, Esq.
Gregory Lindley, Holland & Hart LLP